SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For January 2009
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of January 2009, incorporated by reference herein:

Exhibit

99.1    Release dated December 30, 2008, entitled “CONFIRMATION OF APPOINTMENT OF
           CHIEF EXECUTIVE OFFICER (“CEO”)”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: January 5, 2009
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROO
(“DRDGOLD” or "the company")

CONFIRMATION OF APPOINTMENT OF CHIEF EXECUTIVE OFFICER (“CEO”)

Further to the announcement released on 21 August 2008, shareholders are reminded that, with effect from 1 January 2009, Mr Niel Pretorius will assume the role of CEO of DRDGOLD. Mr
John Sayers, the current CEO, will be resigning from the board with effect from 31 December 2008.

The Chairman of the DRDGOLD board, Mr Geoff Campbell, said the following about Mr Sayers’
contribution to the company:
“I would like to express my sincere thanks to John Sayers for his leadership of the company during the last two years. He took on the role at a difficult time and implemented a strategy of stabilisation and focus that transformed the company into the profitable, South Africa gold miner that it is today. He was instrumental in the divestment of our Australian assets which, along with the restructuring of our South African assets, has put the company in excellent financial health. I am delighted that John is not leaving the company completely as he has agreed to a consultancy role so that we can continue to benefit from his expertise and experience.”

Randburg
30 December 2008

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